JSC Concern "KALINA"
Komsomolskaya str.,80
Yekaterinburg
Russia

From: Dmitriy Argunov
Department: Corporate Finance Department

Tel. +7 343 262 26 85
Fax: +7 343 262 22 32
+7 343 365 83 00
Date: March, 16, 2005


05006662

Attn.: Branch of Filer Support of the Office of Fillings and Information Services
Fax: +1 202 942 9624

Accession number for this submission is 9999999996-04-023627

File number is 82-34847

FACSIMILE TRANSMISSION

Number of pages: 4

Dear Sirs!
Please find attached Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares and the press-release informing about the amendments of the Public Takeover offer of OJSC Concern "KALINA" to shareholders of Dr. Scheller Cosmetics AG.
Information presented should be disclosed in compliance with legislation of the Russian Federation.

Head of Corporate Finance Department
OJSC Concern "Kalina"

Dmitriy Argunov

Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Closed Joint-Stock Company "Depositary-Clearing Company"***
Percentage of the issuer's ordinary shares the said person held before changes: ***4, 85 %***
Percentage of the issuer's ordinary shares the said person holds after changes: ***6, 9288 %***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***March 15, 2005***

Full trade name (for legal persons commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Commercial bank "G.P. Morgan Bank International" (Limited liability Company)***
Percentage of the issuer's ordinary shares the said person held before changes: ***5, 51%***
Percentage of the issuer's ordinary shares the person holds after changes: ***7, 5818%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***March 15, 2005***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***European Bank for Reconstruction and Development***
Percentage of the issuer's ordinary shares the said person held before changes: ***10.674 %***
Percentage of the issuer's ordinary shares the person holds after changes: ***5,920%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***March 15, 2005***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***"Deutsche Bank" Limited Liability Company***
Percentage of the issuer's ordinary shares the said person held before changes: ***0, 6681%***
Percentage of the issuer's ordinary shares the said person holds after changes: ***6, 2703%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***March 15, 2005***
Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***"ING BANK (EVRASIA) ZAO" (closed joint-stock company")***

Percentage of the issuer's ordinary shares the said person held before changes: ***5.1573 %***
Percentage of the issuer's ordinary shares the said person holds after changes: ***6,7244%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***March 15, 2005***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Closed Joint-Stock Company commercial bank "Citibank" (nominal holder)***
Percentage of the issuer's ordinary shares the said person held before changes: ***55,6208 %***
Percentage of the issuer's ordinary shares the said person holds after changes: ***56, 6651%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***March 15, 2005***

Acting Chief Executive Officer of
OJSC Concern "Kalina" ___________ Petrov A.Y.
Order no. 301 dated 17.02.2005

Signature

Date: "15" March, 2005
L.S.

FOR IMMEDIATE RELEASE



Public Takeover Offer of OJSC Concern "KALINA" to shareholders of Dr. Scheller Cosmetics AG - Amendment to Call-Option Agreement

EKATERINBURG: March 15, 2005 – Today, one of Russia's leading manufacturers of cosmetic and hygiene products, Open Joint Stock Company Concern "KALINA" (ISIN RU0007247243, Reuters: KLNA.RTS) ("KALINA") announced that the Call-Option Agreement concluded with Dr. Hans-Ulrich Scheller on December 24, 2004 was amended such as that Dr. Hans-Ulrich Scheller is now also entitled to accept the current Public Takeover Offer as addressed to all shareholders of Dr. Scheller Cosmetics AG (ISIN DE0007201303 / WKN 720 130) ("Scheller"). All other provisions of the Call-Option Agreement remain in force.

The Public Takeover Offer was approved by KALINA's Board of Directors on December 24, 2004 and the respective takeover offer document (*Angebotsunterlage*) in German was published on February 4, 2005 under http://www.kalina.org/poffer. The acceptance period of the Public Takeover Offer for shareholders of Scheller will lapse on March 18, 2005.

FOR MORE INFORMATION PLEASE CONTACT:

Kalina

Public Relations

Sergey Kazantsev

e-mail: pressa@kalina.org

tel./fax: +7 343 365 83 06

United Financial Group:

Victoria Lazareva, vlazareva@ufg.com

Julia Zhdanova, jzhdanova@ufg.com

tel.: 095 725 2647; fax: 095 725 2647

JSC Concern "KALINA"
Komsomolskaya str.,80
Yekaterinburg
Russia

Attn.: Branch of Filer Support of the Office of Fillings and Information Services
Fax: +1 202 942 9624

From: Dmitriy Argunov
Department: Corporate Finance Department

Tel. +7 343 262 26 85
Fax: +7 343 262 22 32
+7 343 365 83 00
Date: March, 15, 2005

Accession number for this submission is 9999999996-04-023627

File number is 82-34847

FACSIMILE TRANSMISSION

Number of pages: 4

Dear Sirs!
Please find attached Notification of the material event – "Information about the dates of the issuer's register closing" as well as Information which may influence the value of the issuer's securities – "Decisions taken by the Board of Directors(Supervisory Board) of the Issuer". Information presented should be disclosed in compliance with legislation of the Russian Federation.

Head of Corporate Finance Department
OJSC Concern "Kalina"

Dmitriy Argunov



Information about taken by the Board of Directors (Supervisory Board) decisions.

Full company's name of the issuer and it's organizational legal form – **Open Joint Stock Company Concern "KALINA".**

Place of location of the issuer – **80, Komsomolskaya st. Ekaterinburg, 620138, Russia**

Identification number of the tax-payer, assigned to the issuer by the fiscal organ – **6608000083.**

Unique code of the issuer assigned by a registering organ: **30306-D.**

Web site, used by the issuer for publishing information about material events: ***www.kalina.org***

Date of the meeting of the Board of Directors (Supervisory Board) of the issuer, at which the given decision was taken: **2 March, 2005**

Date of making up and number of the Minutes of the Board's meeting of the issuer, at which the given decision was taken: **MINUTES No. 17 of the Board of Directors meeting JSC Concern "KALINA". Date of the minutes making is 14 March, 2005**

The essence of the taken by the Board of Directors (Supervisory Board) of the issuer decision.

To recommend to the Annual General Meeting approving dividends for the second half year of 2004 at the amount of 8 (eight) rubles and 61 (sixty one) kopecks per one common share. Subject to the paid out in 2004 interim dividend for the first half of the year 2004 at the amount of 3(three) rubles 75 (seventy five) kopecks per one ordinary share, the aggregate amount of the dividend for the year of 2004 accounts for 12 (twelve)rubles 36 (thirty six)kopecks per one ordinary share. To recommend to the Annual General meeting of shareholders approving dividend payment in cash within 30 calendar days from the date of approval at the meeting.

Acting Chief Executive Officer
OJSC Concern "KALINA"
Order No. 301 dated 17.02.2005 ____________ Petrov A.Y.
signature

14 March, 2005

NOTIFICATION OF AN IMPORTANT FACT "INFORMATION ABOUT THE DATES OF THE ISSUER'S REGISTER CLOSING"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Code of the important fact: ***0830306D10032005***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to Vestnic*** **FKZB Rossii", "Zhizn" newspaper.**
Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares (hereinafter "the shares")***
Date of the state registration: ***October 21, 2003***
Name of the registration body: ***Federal Commission of Securities Market***
State registration number of the securities issue: ***1-05-30306-D***
Purpose for making the list of holders of the personal non-documentary shares: ***The list of persons with the right to participate in the annual general meeting of shareholders***
Date as of which the list of holders of the personal non-documentary shares is made up: ***March 3, 2005***
Date of making up the minutes of the meeting of the issuer's authorized body, on which the decision about the date of making up the list of holders of personal non-documentary shares was taken: ***Minutes No.17 of the Board of Directors meeting JSC Concern 'KALINA'. The date of making up the minutes is March 14, 2005***

Acting Chief Executive Officer
Order No.301 dated 17.02.2005 Signature Petrov A.Y.

Seal

Information about decisions made by the Issuer's Board of Directors (Supervisory Board)

Full trade name of the issuer (non non-profit organization – the name) with the form of organization: ***Open Joint-Stock Company Concern "KALINA"***

Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***

Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.

Unique code of the issuer given by a registering organ: ***30306-D***.

Web site used by the issuer for providing information about important facts: ***www.kalina.org***.

Date of the meeting held by the Issuer's Board of Directors (Supervisory Board) at which the corresponding decision was made: ***March 2, 2005***

Date of making up the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board), on which the corresponding decision was made: ***Minutes No. 17 of the Board of Directors meeting of OJSC Concern "Kalina", the date of the minutes making up is March 14, 2005***

Essence of decision made by the Issuer's Board of Directors (Supervisory Board):

1. To hold an annual general shareholders' meeting on April 20, 2005 at 14 p.m. local time. Registration starts at 13.30 p.m. Place of the meeting: OJSC Concern "KALINA" at 80, Komsomolskaya St., Yekaterinburg. Postal address: 80, Komsomolskaya St., Yekaterinburg, Russian Federation, 620138

2. The date of making up the list of shareholders with the right to participate in the meeting shall be March 3, 2005

3. To adopt the following agenda:

1. ***Elections of the accounting commission.***
2. ***Report of the Board of Directors "Results of the joint-stock company's operation in 2004 and outlooks for the year of 2005". Approval of the Annual report, balance sheet, accounts of profit and losses, profit allocation. Opinions of the Inspection Commission and of the auditor.***
3. ***Dividend payment according to the results of the year 2004. Approval of its sum, way and terms of payment.***
4. ***Election of the board of directors.***
5. ***Approval of the By-law "On General meeting of shareholders".***
6. ***Approval of the By-law "On the Board of Directors".***
7. ***Approval of the By-law "On Chief Executive Officer".***
8. ***Approval of the By-law "On Inspection Commission".***
9. ***Election of the Inspection Commission.***
10. ***Approval of the auditor of the Company.***

Acting Chief Executive Officer of
OJSC Concern "KALINA"
Order No.301 dated 17.02.2005 ____________ Petrov A.Y.

Signature

Date: "14" March, 2005

L.S.